UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Crown Energy Corporation
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value, $.02 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    228341301
                                  -------------
                                 (CUSIP Number)

                             215 South State Street
                                    Suite 650
                           Salt Lake City, Utah 84111
                            United States of America
                                Attn: Jay Mealey
                               Tel: (801) 537-5610
          ------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                February 28, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

----------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.  228341301                                                13D
--------------------------------------------------------------------------------
   1.    Names of Reporting Persons.               Manhattan Goose, L.L.C.
         I.R.S. Identification No. of above persons (entities only).
--------------------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [x]
         (b)     [ ]
--------------------------------------------------------------------------------
   3.    SEC Use Only

--------------------------------------------------------------------------------
   4.    Source of Funds     OO

--------------------------------------------------------------------------------
   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.    Citizenship or Place of Organization:
         United States of America, State of Utah
--------------------------------------------------------------------------------
Number of              7.       Sole Voting Power    ........................0
Shares
Beneficially          ----------------------------------------------------------
Owned by               8.       Shared Voting Power    .............18,395,172
Each Reporting
Person                ----------------------------------------------------------
With                   9.       Sole Dispositive Power    ...................0

                      ----------------------------------------------------------
                      10.      Shared Dispositive Power   ..........18,395,172

--------------------------------------------------------------------------------
  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
              21,332,966(1)
--------------------------------------------------------------------------------
  12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                        [ ]
--------------------------------------------------------------------------------
  13.    Percent of Class Represented by Amount in Row (11)
                65.2%(2)
--------------------------------------------------------------------------------

-----------------------
1 Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, the amount of Common Stock reported in Item 11 includes the beneficial ownership of the Common Stock referred to in Item 5 of this Statement. Each Reporting Person disclaims, pursuant to Rule 13d-4, beneficial ownership of all Common Stock reported in Item 11 above which is not individually reported for each Reporting Person in Item 5. See Item 5 of this Statement.
2 Based on the number of shares of stock outstanding as of April 11, 2002, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2001.

CUSIP No.  228341301                                                13D
--------------------------------------------------------------------------------
   1.    Names of Reporting Persons.                Jeff Fishman
         I.R.S. Identification No. of above persons (entities only).
--------------------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)     [x]
         (b)     [ ]
--------------------------------------------------------------------------------
   3.    SEC Use Only

--------------------------------------------------------------------------------
   4.    Source of Funds     OO

--------------------------------------------------------------------------------
   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.    Citizenship or Place of Organization:     United States of America
--------------------------------------------------------------------------------
Number of             7.       Sole Voting Power    ................. 73,000
Shares
Beneficially         --------------------------------------------------------
Owned by              8.       Shared Voting Power    ............18,395,172(1)
Each Reporting
Person               --------------------------------------------------------
With                  9.       Sole Dispositive Power    ............ 73,000

                     --------------------------------------------------------
                     10.       Shared Dispositive Power   ........18,395,172(1)
--------------------------------------------------------------------------------
  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                        21,332,966(2)
--------------------------------------------------------------------------------
  12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                      [ ]
--------------------------------------------------------------------------------
  13.    Percent of Class Represented by Amount in Row (11)
         65.2%(3)
--------------------------------------------------------------------------------

------------------------
1 All voting and investment power of the shares of Common Stock by Manhattan Goose, L.L.C. requires a 51% vote of all its members so that no single member has sole voting or investment power over the shares.
2 Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, the amount of Common Stock reported in Item 11 includes the beneficial ownership of the Common Stock referred to in Item 5 of this Statement. Each Reporting Person disclaims, pursuant to Rule 13d-4, beneficial ownership of all Common Stock reported in Item 11 above which is not individually reported for each Reporting Person in Item 5. See Item 5 of this Statement.
3 Based on the number of shares of stock outstanding as of April 11, 2002, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2001.

CUSIP No.  228341301                                                13D
--------------------------------------------------------------------------------
   1.    Names of Reporting Persons.   Andrew W. Buffmire
         I.R.S. Identification No. of above persons (entities only).
--------------------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)     [x]
             (b)     [ ]
--------------------------------------------------------------------------------
   3.    SEC Use Only

--------------------------------------------------------------------------------
   4.    Source of Funds           OO

--------------------------------------------------------------------------------
   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.    Citizenship or Place of Organization:     United States of America

--------------------------------------------------------------------------------
Number of              7.       Sole Voting Power    ................ 188,814
Shares
Beneficially          --------------------------------------------------------
Owned by               8.       Shared Voting Power    ............18,395,172(1)
Each Reporting
Person                --------------------------------------------------------
With
                       9.       Sole Dispositive Power    ........... 188,814
                      --------------------------------------------------------

                      10.       Shared Dispositive Power   ........18,395,172(1)
--------------------------------------------------------------------------------
  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                 21,332,966(2)
--------------------------------------------------------------------------------
  12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                               [ ]
--------------------------------------------------------------------------------
  13.    Percent of Class Represented by Amount in Row (11)
         65.2%(3)
--------------------------------------------------------------------------------

------------------------
1 All voting and investment power of the shares of Common Stock by Manhattan Goose, L.L.C. requires a 51% vote of all its members so that no single member has sole voting or investment power over the shares.
2 Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, the amount of Common Stock reported in Item 11 includes the beneficial ownership of the Common Stock referred to in Item 5 of this Statement. Each Reporting Person disclaims, pursuant to Rule 13d-4, beneficial ownership of all Common Stock reported in Item 11 above which is not individually reported for each Reporting Person in Item 5. See Item 5 of this Statement.
3 Based on the number of shares of stock outstanding as of April 11, 2002, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2001.

CUSIP No.  228341301                                                13D
--------------------------------------------------------------------------------
   1.    Names of Reporting Persons.   Alexander L. Searl
         I.R.S. Identification No. of above persons (entities only).
--------------------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)     [x]
             (b)     [ ]
--------------------------------------------------------------------------------
   3.    SEC Use Only

--------------------------------------------------------------------------------
   4.    Source of Funds     OO

--------------------------------------------------------------------------------
   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.    Citizenship or Place of Organization:
         United States of America
--------------------------------------------------------------------------------
Number of              7.       Sole Voting Power    ................ 150,000
Shares
Beneficially          --------------------------------------------------------
Owned by               8.       Shared Voting Power    ............18,545,172(1)
Each Reporting
Person                --------------------------------------------------------
With                   9.       Sole Dispositive Power    ........... 150,000

                      --------------------------------------------------------
                      10.       Shared Dispositive Power   ........18,545,172(1)
--------------------------------------------------------------------------------
  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                    21,332,966(2)
--------------------------------------------------------------------------------
  12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                   [ ]
--------------------------------------------------------------------------------
  13.    Percent of Class Represented by Amount in Row (11)
             65.2%(3)
--------------------------------------------------------------------------------

-------------------------
1 All voting and investment power of the shares of Common Stock by Manhattan Goose, L.L.C. requires a 51% vote of all its members so that no single member has sole voting or investment power over the shares.
2 Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, the amount of Common Stock reported in Item 11 includes the beneficial ownership of the Common Stock referred to in Item 5 of this Statement. Each Reporting Person disclaims, pursuant to Rule 13d-4, beneficial ownership of all Common Stock reported in Item 11 above which is not individually reported for each Reporting Person in Item 5. See Item 5 of this Statement.
3 Based on the number of shares of stock outstanding as of April 11, 2002, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2001.

CUSIP No.  228341301                                                13D
--------------------------------------------------------------------------------
   1.    Names of Reporting Persons.   Jay Mealey
         I.R.S. Identification No. of above persons (entities only).

--------------------------------------------------------------------------------
   2.       Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)     [x]
             (b)     [ ]
--------------------------------------------------------------------------------
   3.    SEC Use Only

--------------------------------------------------------------------------------
   4.    Source of Funds     OO

--------------------------------------------------------------------------------
   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.    Citizenship or Place of Organization:
         United States of America
--------------------------------------------------------------------------------
Number of              7.       Sole Voting Power    .............. 2,525,980
Shares
Beneficially          ---------------------------------------------------------
Owned by               8.       Shared Voting Power    ............18,395,172(1)
Each Reporting
Person                ---------------------------------------------------------
With                   9.       Sole Dispositive Power    ......... 2,525,980

                      ---------------------------------------------------------
                      10.       Shared Dispositive Power   ........18,395,172(1)

--------------------------------------------------------------------------------
  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
                  21,332,966(2)
--------------------------------------------------------------------------------
  12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                  [ ]
--------------------------------------------------------------------------------
  13.    Percent of Class Represented by Amount in Row (11)
             65.2%(3)
--------------------------------------------------------------------------------
1 All voting and investment power of the shares of Common Stock by Manhattan Goose, L.L.C. requires a 51% vote of all its members so that no single member has sole voting or investment power over the shares.
2 Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, the amount of Common Stock reported in Item 11 includes the beneficial ownership of the Common Stock referred to in Item 5 of this Statement. Each Reporting Person disclaims, pursuant to Rule 13d-4, beneficial ownership of all Common Stock reported in Item 11 above which is not individually reported for each Reporting Person in Item 5. See Item 5 of this Statement.
3 Based on the number of shares of stock outstanding as of April 11, 2002, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2001.

         This Amendment relates to the Schedule 13D filed by Manhattan Goose, L.L.C. dated November 14, 2001, which is hereby amended to read in its entirety as follows:

Item 1.  Security and Issuer.

         This Schedule 13D/A Statement (the "Statement") is filed by Manhattan Goose, L.L.C., a Utah limited liability company ("Manhattan Goose") with respect to the common stock, par value $.02 per share (the "Common Stock"), of Crown Energy Corporation, a Utah corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 215 South State Street, Suite 650, Salt Lake City, Utah 84111.

Item 2.  Identity and Background.

         The following information relates to Manhattan Goose, for which this Statement is being filed. Information relating to the members of Manhattan Goose is also provided herein. The information contained in
         Item 4 and Item 5 of this Statement with respect to the acquisition described herein is incorporated by reference.

         a.       Manhattan Goose, L.L.C., a Utah limited liability company:

                  1)       Principal Business - investment in securities

                  2) Principal Place of Business - 2551 East Brentwood, Salt Lake City, Utah 84121

         b.       Members of Manhattan Goose.

                                                                        (d)(e)(1)                          Percentage of
(a)(b)                                           (c)               Criminal or Civil          (f)           Ownership in
Name/Address                                 Occupation               Proceedings         Citizenship      Manhattan Goose
----------------------------         --------------------------    ------------------   ---------------    ----------------
Jeff Fishman                         Consultant                           No             United States          10.0%
2551 East Brentwood
Salt Lake City, UT  84121
----------------------------
Andrew W. Buffmire                   Vice President - Business            No             United States          32.5%
2030 St. Andrews Drive               Development
Berwyn, PA  19312                    Ubiquitel, Inc.,
                                     Director of Issuer
----------------------------
Alexander L. Searl                   Chief Financial Officer              No             United States          25.0%
1000 N. East Capitol Blvd.           Pharmadigm, Inc.
Salt Lake City, UT  84107
----------------------------
Jay Mealey                           Chief Executive Officer,             No             United States          32.5%
4645 Hunters Ridge Circle            President and Director of
Salt Lake City, UT  84124            Issuer
-----------------------------

1 Includes only proceedings in the last five years and only civil proceedings resulting in an injunction regarding securities laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a Securities Purchase Agreement by and between Enron North America Corp. ("Enron") and Manhattan Goose (the "Purchase Agreement") dated November 1, 2001, Manhattan Goose acquired 500,000 shares of the Issuer's $10 Class A Cumulative Convertible Preferred Stock, $0.005 par value per share (the "Preferred Stock") which is convertible into 4,285,000 shares of the Issuer's Common Stock, for a purchase price (the "Purchase Price") of $263,000.00. Manhattan Goose also acquired 317,069 shares of Common Stock previously issued to Sundance Partners, L.P., Enron's predecessor, as a dividend on the Preferred Stock. Enron Capital & Trade Resources Corp. ("ECT"), Enron's predecessor, obtained the Preferred Stock and certain warrants ("Warrants") to purchase shares of the Common Stock pursuant to a Stock Purchase Agreement dated September 25, 1997 (the "Stock Purchase Agreement") by and between ECT and the Issuer. Each of the members of Manhattan Goose used his personal funds to contribute his pro rata portion of the Purchase Price to Manhattan Goose to effect the purchase.

         Pursuant to the terms of the Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Optional or Other Special rights, and Qualifications, Limitations and Restrictions thereof, of Series A Cumulative Convertible Preferred Stock ("Certificate of Rights and Designations"), the holders of the outstanding shares of Preferred Stock are entitled to receive quarterly dividends at a rate of 8% per annum based upon the Preferred Stock's stated value of $10.00 per share or $5,000,000 in the aggregate.

         All accrued and unpaid dividends shall be payable quarterly on January 1, April 1, July 1 and October 1 of each year. Each quarterly dividend shall be paid in cash or Common Stock and if paid in Common Stock, using the Fair Market Value (as defined in the Certificate of Rights and Designations) of such Common Stock. In accordance with these terms, on February 28, 2002, Manhattan Goose requested that the Company pay $200,000 in accrued dividends through the issuance of 13,793,103 shares of Common Stock, as calculated pursuant to the designations and preferences of the Preferred Stock. In compliance with the instructions from Manhattan Goose, the Board of Directors of the Company authorized the issuance of 13,793,103 shares of Common Stock to Manhattan Goose as partial payment of the accumulated dividends on the Preferred Stock. As of April 11, 2002, this 13,793,103 shares of Common Stock issued to Manhattan Goose represented 50.3% of the outstanding Common Stock.

         The information contained in Item 4 and Item 5 of this Statement with respect to the acquisitions described herein is incorporated by reference.

Item 4.  Purpose of Transaction.

         Manhattan Goose, as an entity, purchased the Preferred Stock, Common Stock, Warrants and rights under the Stock Purchase Agreement (collectively the "Preferred Interests") for the purpose of making a financial investment within the Issuer. The purpose of the acquisition by the respective members of Manhattan Goose is described below. As current officers and/or directors of the Issuer, Messrs. Mealey and Buffmire participated in the transaction in order to (i) insure that partial ownership of the Preferred Interests remained with persons involved with the Issuer, (ii) to increase the amount of their equity stake in the Issuer, and (iii) as a financial investment in the Issuer. Messrs. Fishman and Searl participated within Manhattan Goose's purchase of the Preferred Interests for the purpose of making a financial investment in the Issuer.

         Neither Manhattan Goose, nor to the best of its knowledge, any of the members of Manhattan Goose, has any plan or proposal that would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of
         Schedule 13D.

Item 5.  Interest in the Securities of the Issuer.

         The information contained in Item 2 and Item 4 of this Statement with respect to information regarding Manhattan Goose and its acquisition of the Preferred Interests is hereby incorporated by reference.

         Manhattan Goose beneficially owns and has the power to vote and dispose of 18,395,172 shares of Common Stock, representing approximately 67.1% of the shares of Common Stock outstanding (based on the number of shares of stock outstanding as of April 11, 2002, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2001), subject to adjustment as provided in the Certificate of Rights and Designations. This includes 14,110,172 shares of Common Stock and 4,285,000 shares issuable upon conversion of the Preferred Stock. Each share of Preferred Stock is convertible at the option of the holder thereof at any time for 8.57 shares of Common Stock (the "Conversion Ratio"). The number of shares of Common Stock issuable on conversion or exercise of the Preferred Stock is subject to adjustment pursuant to the Certificate of Rights and Designations. In addition, under applicable corporate law, the Issuer cannot pay cash dividends and therefore dividends are expected to continue to accrue and accumulate until such time as they are paid in the form of Common Stock. Manhattan Goose also obtained Warrants to purchase shares of Common Stock, which are not exercisable at this time.

         The Common Stock is owned by Manhattan Goose and none of the members of Manhattan Goose has any right to vote or dispose of the Common Stock individually. There are also no agreements among the members of Manhattan Goose as to how the Common Stock is to be voted. The Operating Agreement for Manhattan Goose provides that decisions for the entity, including the sale of the Common Stock, may be only taken upon the vote of 51% of its outstanding percentage interests. Mr. Jeff Fishman is the initial Operating Member of Manhattan Goose but may act only as directed by the members at large.

         As a result of the acquisition described herein, the Common Stock of the Issuer which each member of Manhattan Goose beneficially owns is set forth below. As of April 11, 2002, there were 27,428,684 shares of Common Stock issued and outstanding.

                                                             Percentage of
                                    Common Stock(1)        Total Outstanding
                                    ------------           -----------------

         Jeff Fishman (2)              18,468,172               58.2%

         Alexander L. Searl(3)         18,545,172               58.2%

         Andrew W. Buffmire(4)         18,583,986               58.4%

         Jay Mealey(5)                 20,921,152               64.4%

         Total(6)                      21,332,966               65.2%

     (1) Includes 4,285,000 shares of Common Stock which may be received upon the conversion of the Preferred Stock and 14,110,172 outstanding shares of Common Stock owned directly by Manhattan Goose.

     (2) Also includes 73,000 shares of Common Stock owned directly by Mr. Fishman.

     (3)  Also includes 150,000 options which may be exercised within 60 days.

     (4) Also includes 103,814 shares of Common Stock owned directly by Mr. Buffmire and 85,000 options which may be exercised within 60 days.

     (5) Includes 765,980 shares of Common Stock owned directly by Mr. Mealey, 750,000 shares of Common Stock underlying options which may be exercised within 60 days, 110,000 shares of Common Stock gifted by Mr. Mealey to Glenn Mealey as custodian for Mr. Mealey's children, and 900,000 shares of Common Stock gifted by Mr. Mealey to the Mealey Boys Trust, of which Mr. Mealey is the trustee. Mr. Mealey disclaims beneficial ownership of the shares held by Glenn Mealey and Jeanne C. Mealey. Furthermore, the options which are included within this calculation may not be exercised unless specified trading prices are realized for the Issuer's Common Stock. As of the date hereof, such trading prices have not been met and there is no assurance that they will ever be met during the terms of the options.

     (6) Includes 4,285,000 shares of Common Stock underlying the Preferred Stock and options to purchase 985,000 shares of Common Stock which may be exercised within 60 days as well as the outstanding shares of Common Stock noted above.

         Manhattan Goose does not intend to acquire additional Common Stock except pursuant to its rights under the Certificate of Rights and Designations of the Preferred Stock. However, each member of Manhattan Goose reserves the right to purchase additional Common Stock of the Issuer at any time in private or market transactions depending on market conditions and such person's evaluation of the Issuer's business and financial condition. Except as expressly set forth above, each member of Manhattan Goose retains the sole and absolute power to vote and dispose of any Common Stock described above which are beneficially owned by such member and which are not owned by Manhattan Goose. Accordingly, each member of Manhattan Goose disclaims beneficial ownership of the Common Stock owned individually by the other members of Manhattan Goose and the filing of this Statement should not be construed as an admission by any single member of Manhattan Goose that he is the beneficial owner of the Common Stock owned by the other members of Manhattan Goose.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information contained elsewhere within this Statement is incorporated herein by references.

         Any voting or disposition of the Common Stock acquired by Manhattan Goose shall be governed by the Operating Agreement of Manhattan Goose which is described above.

         Through its ownership of the Preferred Stock, Manhattan Goose shall, subject to compliance with applicable laws, have the right to appoint 20% of the Issuer's Board of Directors at its discretion in addition to appointing a representative who may attend and be heard at all meetings of the Issuer's Board of Directors.

         Pursuant to the Preferred Stock's Certificate of Rights and Designations, the Issuer is required to redeem 25%, 25% and 50% of the Preferred Stock at Manhattan Goose's option on the eighth, ninth, and tenth anniversary of the issue of the Preferred Stock, and will establish sinking funds for this purpose. Subject to Manhattan Goose's right of conversion, the Issuer may redeem the Preferred Stock at any time for accrued and unpaid dividends plus a percentage of stated value as set forth in the Preferred Stock's Certificate of Rights and Designations.

         The Stock Purchase Agreement provides a right of first refusal for the Issuer in the event that Manhattan Goose sells any of its Preferred Stock or Common Shares issued upon conversion of Preferred Stock.

         The Stock Purchase Agreement contains demand registration provisions, obligating the Issuer to file a Registration Statement with the Securities and Exchange Commission with respect to all shares of Common Stock held by or issuable to Manhattan Goose in connection with the transaction contemplated by the Stock Purchase Agreement. The Stock Purchase Agreement also contains certain piggy-back registration rights with respect to such shares.

         Pursuant to the Preferred Stock's Certificate of Rights and Designations, the Issuer will not, without the consent of the holders of at least 75% of the Preferred Stock take or fail to take certain action with respect to the Crown Asphalt Ridge project (as defined in the Stock Purchase Agreement). Additionally, the Issuer will not, without the consent of the holders of at least 75% of the Preferred Stock take the following actions, including, but not limited to, (i) alter the rights, preferences or privileges of the Preferred Stock;
         (ii) authorize or issue any security having liquidation preferences or redemption, voting or dividend rights senior to or on a parity with the Preferred Stock; (iii) increase the number of shares of Preferred Stock which the Issuer shall have the authority to issue; (iv) reclassify any of the Issuer's or any subsidiary's securities; (v) acquire any material business by merger, consolidation, stock or equity purchase, asset acquisition or otherwise (other than businesses within the Issuer's or any subsidiary's existing business lines with an aggregate purchase price of less than $5,000,000 (including assumption of debt));
         (vi) merge, consolidate, sell or dispose of all or substantially all of the Issuer's or any subsidiary's assets or property, other than as provided in the Certificate of Rights and Designations; (vii) otherwise engage in a change in control event or fundamental corporate transaction; (viii) pay dividends, redeem stock or make any other restricted payments, or permit any subsidiary to pay dividends, redeem stock or make any other restricted payments, to the holders of the Issuer's or such subsidiary's outstanding equity securities (other than with respect to Preferred Stock pursuant to the terms of the Issuer's Articles of Incorporation); (ix) amend the Issuer's or any subsidiary's Articles of Incorporation, by-laws or other charter documents, or any stock option or other stock compensation plan, to the extent that such an amendment affects the legal or economic rights of the Preferred Stock; (x) allow any subsidiary of the Issuer to issue securities to an entity or person other than the Issuer or a wholly-owned direct or indirect subsidiary of the Issuer; (xi) make any changes in the employment status of the person holding the position of president of the Corporation; (xii) directly or indirectly make any guarantees or otherwise become liable in any way with respect to the obligations or liabilities of any person or entity, or permit any subsidiary to do the same, except in the ordinary course of business; (xiii) mortgage, pledge or create a security interest in, or permit any subsidiary to mortgage, pledge or create a security interest in, all or any material proportion of the Issuer's or such subsidiary's assets; (xiv) incur, create or assume, or permit any subsidiary to incur, create or assume any indebtedness for borrowed money in excess of $2,500,000 (not including any capitalized leases or other financing arrangements with respect to certain leased equipment) (as defined in the Operating Agreement); (xv) change the Issuer's principal business, enter into new lines of business or exit the current line of business, or permit any subsidiary to do the same (the Issuer's current line of business is asphalt manufacturing, production, refining, blending, modifying, storing, transporting, marketing, and any other activities relating to the asphalt industry); (xvi) enter into, materially amend or terminate, or make any material waiver pursuant to or materially breach, any material contract; (xvii) increase or decrease the size of the Board of Directors of the Issuer; (xviii) voluntarily liquidate, dissolve or wind-up the Issuer or any subsidiary; (xix) allow the commencement of an involuntary case or other proceeding against the Issuer or any subsidiary seeking liquidation, reorganization or other relief with respect to its debts under any applicable federal or state bankruptcy, insolvency, reorganization or similar law now or hereafter in effect or seeking the appointment of a custodian, receiver, liquidator, assignee, trustee, sequestrator, or similar official of it or any substantial part of its property, which involuntary case or other proceeding shall remain undismissed and unstayed, or allow an order or decree approving or ordering any of the foregoing to be entered and continued unstayed and in effect, for a period of ninety days; (xx) commence a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated a bankrupt or insolvent or consent to the entry of a decree or order for relief in respect of the Issuer or any subsidiary in an involuntary case or proceeding under any applicable, federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against any of them, or file a petition or answer or consent seeking reorganization or relief under any applicable, federal or state law, or consent to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Issuer or any subsidiary or any substantial part of its property or making assignment for the benefit of creditors, or admit in writing an inability to pay their debts generally as they become due, or take any action in furtherance of any such action; and (xxi) consent to the sale, lease or other disposition of all or substantially all of the assets of certain subsidiaries.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Securities Purchase Agreement dated November 1, 2001 by and between Manhattan Goose, L.L.C. and Enron North America Corporation.*

         Exhibit 2. Certificate of Rights and Designations of the Preferred Stock, as filed by and approved by the Utah Secretary of State on September 30, 1997.**

         Exhibit 3. Stock Purchase Agreement dated as of September 25, 1997 between the Issuer and ECT.**

* Incorporated by reference to Schedule 13D filed by Manhattan Goose on November 14, 2001.

** Incorporated  by reference to Schedule 13D Filed by ECT on October 10, 1997.


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 29, 2002
                                            Manhattan Goose, L.L.C.,
                                            a Utah limited liability company

                                            By: /s/ Jeff Fishman
                                                --------------------------------
                                                 Jeff Fishman, Operating Member